UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number 001-39968

TELUS International (Cda) Inc.

(Registrant’s name)

Floor 5, 510 West Georgia Street

Vancouver, BC V6B 0M3

Tel.: (604) 695-3455

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS International (Cda) Inc.

Date: October 8, 2025	By:	/s/ Michel Belec
	Name:	Michel Belec
	Title:	Chief Legal Officer and Corporate Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	News Release dated October 8, 2025 – “TELUS Digital Announces Potential Delay in Delivery of Management Information Circular Due to Canada Post Strike”